  Morgan Stanley
  Charter Series




  November 2001
  Monthly Report

  This Monthly Report supplements the Charter Funds' Prospectus dated October 11, 2000 and the Prospectus Supplement dated April 12, 2001

[LOGO] Morgan Stanley

                                                              December 31, 2001

MORGAN STANLEY CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

--------------------------------------------

CHARTER MSFCM

Year                      Return
----                      ------
1994 (10 months)           -7.3%
1995                       21.9%
1996                        4.0%
1997                       26.2%
1998                        5.1%
1999                       -9.2%
2000                       23.8%
2001 (11 months)            0.0%

Inception-to-Date Return:  75.0%
Annualized Return:          7.5%

--------------------------------

CHARTER GRAHAM

Year                      Return
----                      ------
1999 (10 months)            2.9%
2000                       22.0%
2001 (11 months)            8.8%

Inception-to-Date Return:  36.5%
Annualized Return:         12.0%

--------------------------------

CHARTER MILLBURN

Year                      Return
----                      ------
1999 (10 months)           -7.2%
2000                       12.1%
2001 (11 months)          -13.3%

Inception-to-Date Return:  -9.8%
Annualized Return:         -3.7%

--------------------------------

CHARTER WELTON

Year                      Return
----                      ------
1999 (10 months)          -10.7%
2000                       -8.2%
2001 (11 months)          -11.1%

Inception-to-Date Return: -27.1%
Annualized Return:        -10.8%

Demeter Management Corporation
c/o Morgan Stanley Trust Company,
Attention: Managed Futures, 7th Floor,
Harborside Financial Center Plaza Two
Jersey City, NJ 07311-3977
Telephone (201) 876-4647

Morgan Stanley Charter Series
Monthly Report
November 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of November 30, 2001 was as follows:

                                               % change
                       Funds            N.A.V. for month
                       -----            ------ ---------
                       Charter MSFCM    $17.50   -7.78%
                       Charter Graham   $13.65  -13.76%
                       Charter Millburn $ 9.02  -10.13%
                       Charter Welton   $ 7.29   -5.77%

Performance in each of the Charter Funds was difficult in November largely because of the widespread and sharp trend reversals that occurred in global interest rate futures prices during the month. These reversals, which typically happen after a market has experienced sustained, directional movement and produced profitable trading opportunities, generally result in a portion of earlier profits being reversed.

To provide some perspective, from mid-summer through early November, a vast number of futures markets were trending in a way that generally reflected economic weakness, an easing interest rate environment and concerns about the near-term future of economic growth. As a result of these trends, Charter MSFCM, Charter Graham and Charter Welton were positioned accordingly (i.e., long positions in global interest rate futures and short positions in stock index futures, base metals and the U.S. dollar versus many major foreign currencies) and posted a return of 11.12%, 32.94% and 15.37% respectively, from August through October. However, in early November, as the economic outlook took an improved turn and the U.S. efforts in Afghanistan moved forward, fixed income values sharply and severely reversed direction. Similar movement was witnessed in the other sectors mentioned above that had been trending previously, although with less magnitude. As such, the Funds posted losses for the month primarily in global interest rates futures and to a lesser extent in currencies and metals trading.

Charter Millburn posted a return of 3.83% from August through October. The principal reason for this difference in performance from the other Charter funds over that period lies in September's results. Specifically, in the energy complex that month, Charter Welton posted gains, Charter Graham and Charter MSFCM negligible losses and Charter Millburn more substantial losses. Likewise, in the currency sector that month, Charter Millburn suffered larger losses than Charter Welton and Charter MSFCM, while Charter Graham posted gains.

Charter MSFCM

Charter MSFCM recorded losses during November due to volatile price movements in the global interest rate, metals and currency futures markets. The most significant losses were recorded from previously established long positions in U.S. and European interest rate futures as prices reversed sharply lower during mid-month due to an improvement in the economic outlook and the U.S. efforts in Afghanistan. Addi-tional losses were recorded in the metals markets from previously established short positions in aluminum and copper futures as the previous downward price trend in base metals reversed higher on optimism that renewed positive sentiment towards the global economy would increase demand for the industrial metals. In currency trading, losses were recorded from previously established long positions in the Swiss franc as the value of this European currency reversed lower relative to the U.S. dollar as the dollar strengthened amid the optimism regarding a U.S. economic rebound. A portion of the Fund's overall losses was offset by gains recorded in the energy markets during mid-month from short positions in crude oil futures and its related products as prices weakened amid Russia's refusal to initiate production cuts in concert with those announced by OPEC.

Charter Graham

Charter Graham decreased in value during November primarily due to losses recorded in the global interest rate futures markets from previously established long positions in U.S. and European interest rate futures as prices reversed sharply lower during mid-month due to an improvement in the economic outlook and the U.S. efforts in Afghanistan. In the metals markets, losses were recorded from previously established short positions in nickel and aluminum futures as the previous downward price trend in base metals reversed higher on optimism that renewed positive sentiment towards the global economy would increase demand for the industrial metals. Additional losses were experienced in the global stock index futures markets early in the month from previously established short positions in U.S. and European index futures as global equity prices reversed higher due to growing expectations that the global economy, particularly in the U.S., would begin to improve. In the currency markets, losses were incurred later in the month from previously established short positions in the euro as the value of the European common currency reversed higher relative to the U.S. dollar after the release of inflation data within the European region, sparking optimism that the European Central Bank may be able to lower interest rates sooner, as inflation falls. A portion of the Fund's overall losses was offset by gains recorded in the energy markets during mid-month from previously established short positions in crude oil futures and its related products as prices continued weakening amid Russia's refusal to initiate production cuts in concert with those announced by OPEC.

On June 14, 2001, the General Partner, after consultation with Graham Capital Management ("Graham Capital"), the Trading Advisor to Charter Graham (the "Fund"), stopped using Graham's Non Trend Based Program ("NTB") to trade Fund assets on the basis that NTB was not performing up to expectations. The General Partner instructed Graham Capital to liquidate all positions in NTB and to reallocate all assets from those positions to Graham Capital's K-4 Program, one of the other two Graham Capital programs used in the Fund. (The other is the Global Diversified Program). With this reallocation, approximately 60% of the Fund's assets will be traded pursuant to the Global Diversified Program and 40% pursuant to K-4. Starting with the June closing, as well, the allocations of subscriptions, redemptions and exchanges will be similarly changed, with 60% allocated to the Global Diversified Program and 40% to the K-4 Program.

Charter Millburn

Charter Millburn decreased in value during November primarily due to losses recorded in the global interest rate futures markets from previously established long positions in U.S. and

European interest rate futures as prices reversed sharply lower during mid-month due to an improvement in the economic outlook and the U.S. efforts in Afghanistan. In the currency markets, losses were experienced from previously established short positions in the euro relative to the British pound and U.S. dollar as the value of the European common currency reversed higher later in the month after the release of inflation data within the European region, sparking optimism that the European Central Bank may be able to lower interest rates sooner, as inflation falls. In the metals markets, losses were recorded from previously established short positions in aluminum futures as the previous downward price trend in base metals reversed higher on optimism that renewed positive sentiment towards the global economy would increase demand for the industrial metals. A portion of the Fund's overall losses was offset by gains recorded in the energy markets from previously established short positions in gas and crude oil futures as oil prices continued to trend lower amid Russia's refusal to initiate production cuts in concert with those announced by OPEC.

Charter Welton

Charter Welton decreased in value during November primarily due to losses recorded in the global interest rate futures markets from previously established long positions in U.S. and European interest rate futures as prices reversed sharply lower during mid-month due to an improvement in the economic outlook and the U.S. efforts in Afghanistan. Smaller losses were experienced late in the month from long positions in Japanese government bond futures as prices decreased on lingering concerns over the downgrade of Japanese government bonds. In the metals markets, losses were recorded from previously established short positions in nickel and aluminum futures as the previous downward price trend in base metals reversed higher on optimism that renewed positive sentiment towards the global economy would increase demand for the industrial metals. A portion of the Fund's overall losses was offset by gains recorded in the energy markets during mid-month from previously established short positions in crude oil futures and its related products as prices continued weakening amid Russia's refusal to initiate production cuts in concert with those announced by OPEC. Smaller profits were recorded in the global stock index futures markets from previously established long positions in U.S. stock index futures as global equity prices increased on growing expectations that the global economy, particularly in the U.S., would begin to improve.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation c/o Morgan Stanley Trust Company,
Attention: Managed Futures, 7th Floor, Harborside Financial Center Plaza Two, Jersey City, NJ 07311-3977 or your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

/s/ Robert E. Murray
Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Morgan Stanley Charter Series
Statements of Operations
For the Month Ended November 30, 2001
(Unaudited)

                                    Morgan Stanley               Morgan Stanley
Morgan Stanley
                                  Charter MSFCM L.P.          Charter Graham
L.P.         Charter Millburn L.P.
                             ---------------------------  ----------------------
-----  ---------------------------
                                          Percentage of
Percentage of                Percentage of
                                         November 1, 2001             November
1, 2001             November 1, 2001
                                            Beginning
Beginning                    Beginning
                               Amount    Net Asset Value    Amount    Net Asset
Value    Amount    Net Asset Value
                             ----------  ---------------- ----------  ----------
------ ----------  ----------------
                                 $              %             $              %
$              %
REVENUES
Trading profit (loss):
  Realized                      770,783        1.73        1,663,248
3.38       1,460,691         4.63
  Net change in unrealized   (4,336,723)      (9.72)      (8,139,888)
(16.55)     (4,470,465)      (14.18)
                             ----------       -----       ----------       -----
-      ----------       ------
   Total Trading Results     (3,565,940)      (7.99)      (6,476,640)
(13.17)     (3,009,774)       (9.55)
Interest income (Note 2)         76,054         .17           78,697
 .16          53,836          .17
                             ----------       -----       ----------       -----
-      ----------       ------
   Total Revenues            (3,489,886)      (7.82)      (6,397,943)
(13.01)     (2,955,938)       (9.38)
                             ----------       -----       ----------       -----
-      ----------       ------
EXPENSES
Brokerage fees (Note 2)         260,228         .58          286,898
 .58         183,897          .58
Management fees (Note 2 & 3)     74,351         .18           81,971
 .17          52,542          .17
Incentive fees (Note 2 & 3)    (355,342)       (.80)              --           -
-              --           --
                             ----------       -----       ----------       -----
-      ----------       ------
   Total Expenses               (20,763)       (.04)         368,869
 .75         236,439          .75
                             ----------       -----       ----------       -----
-      ----------       ------
NET LOSS                     (3,469,123)      (7.78)      (6,766,812)
(13.76)     (3,192,377)      (10.13)
                             ==========       =====       ==========
======      ==========       ======

                                    Morgan Stanley
                                 Charter Welton L.P.
                             ---------------------------
                                          Percentage of
                                         November 1, 2001
                                            Beginning
                               Amount    Net Asset Value
                             ----------  ----------------
                                 $              %
REVENUES
Trading profit (loss):
  Realized                    1,340,558         6.96
  Net change in unrealized   (2,340,798)      (12.15)
                             ----------       ------
   Total Trading Results     (1,000,240)       (5.19)
Interest income (Note 2)         33,485          .17
                             ----------       ------
   Total Revenues              (966,755)       (5.02)
                             ----------       ------
EXPENSES
Brokerage fees (Note 2)         112,410          .58
Management fees (Note 2 & 3)     32,116          .17
Incentive fees (Note 2 & 3)          --           --
                             ----------       ------
   Total Expenses               144,526          .75
                             ----------       ------
NET LOSS                     (1,111,281)       (5.77)
                             ==========       ======

Morgan Stanley Charter Series
Statements of Changes in Net Asset Value
For the Month Ended November 30, 2001
(Unaudited)

                             Morgan Stanley                      Morgan Stanley
Morgan Stanley
                           Charter MSFCM L.P.                  Charter Graham
L.P.               Charter Millburn L.P.
                   ----------------------------------  -------------------------
---------  --------------------------------

Per
                       Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount    Unit
                   -------------  ----------  -------- -------------  ----------
-------- -------------  ----------  -----
                                      $          $                        $
$                        $        $
Net Asset Value,
 November 1, 2001  2,350,939.643  44,610,578   18.98   3,108,041.100  49,182,517
15.82   3,139,568.682  31,525,253  10.04
Net Loss                      --  (3,469,123)  (1.48)             --
(6,766,812)  (2.17)             --  (3,192,377) (1.02)
Redemptions          (15,979.293)   (279,638)  17.50     (36,404.232)
(496,918)  13.65     (54,139.920)   (488,342)  9.02
Subscriptions        141,598.762   2,477,978   17.50     256,530.748   3,501,645
13.65     130,929.188   1,180,981   9.02
                   -------------  ----------           -------------  ----------
-------------  ----------
Net Asset Value,
 November 30, 2001 2,476,559.112  43,339,795   17.50   3,328,167.616  45,420,432
13.65   3,216,357.950  29,025,515   9.02
                   =============  ==========           =============  ==========
=============  ==========

                            Morgan Stanley
                         Charter Welton L.P.
                   -------------------------------
                                              Per
                       Units        Amount    Unit
                   -------------  ----------  ----
                                      $
Net Asset Value,
 November 1, 2001  2,491,800.223  19,270,289  7.73
Net Loss                      --  (1,111,281) (.44)
Redemptions         (104,223.722)   (759,791) 7.29
Subscriptions         19,924.554     145,250  7.29
                   -------------  ----------
Net Asset Value,
 November 30, 2001 2,407,501.055  17,544,467  7.29
                   =============  ==========

  The accompanying notes are an integral part of these financial statements.

Morgan Stanley Charter Series
Notes to Financial Statements--(Unaudited)

1. Summary of Significant Accounting Policies

Organization--Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), Morgan Stanley Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MSFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

On November 1, 2001, the Partnerships were renamed Morgan Stanley Charter Graham L.P., Morgan Stanley Charter Millburn L.P., Morgan Stanley Charter Welton L.P., and Morgan Stanley Charter MSFCM L.P., respectively.

On November 8, 2001, Dean Witter Futures & Currency Management Inc., the trading advisor to Morgan Stanley Charter MSFCM L.P., was renamed Morgan Stanley Futures & Currency Management Inc.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.

Use of Estimates--The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial

Morgan Stanley Charter Series
Notes to Financial Statements--(Continued)


statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition--Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit--Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs--Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses--Each Partnership incurs monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes--No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions--Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Morgan Stanley Charter Series
Notes to Financial Statements--(Continued)


Continuing Offering--Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions--Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which each first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges--On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership--Charter MSFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2. Related Party Transactions

Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

Morgan Stanley Charter Series
Notes to Financial Statements--(Concluded)


Charter MSFCM pays management and incentive fees (if any) to MSFCM.

3. Trading Advisors

Demeter, on behalf of Charter MSFCM, Charter Graham, Charter Millburn and Charter Welton, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc. (formerly known as Dean Witter Futures & Currency Management Inc.)

Morgan Stanley Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee--Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee--Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.

Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

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c/o Morgan Stanley Trust Company
Attention: Managed Futures, 7th Floor,
Harborside Financial Center Plaza Two
Jersey City, NJ 07311-3977

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